Teleflex Incorporated
550 E. Swedesford Rd.
Suite 400
Wayne, PA 19087 USA

Thomas E. Powell	Phone: 610-225-6810
Executive Vice President and	Fax: 610-225-8787
Chief Financial Officer
www.teleflex.com
November 21, 2017

VIA E-mail

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Teleflex Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Form 10-Q for the Quarterly Period Ended October 1, 2017
Filed November 2, 2017
File No. 001-05353

Dear Mr. Kuhar:

This letter responds to your November 8, 2017 letter to the undersigned, which sets forth the comments of the staff of the Securities and Exchange Commission regarding our Form 10-K for the Fiscal Year Ended December 31, 2016 filed on February 23, 2017 and our Form 10-Q for the Quarterly Period Ended October 1, 2017 filed on November 2, 2017 (the “Form 10-Q”). For your convenience, we have included each of the staff’s comments in italics before the corresponding response.
Form 10-K dated December 31, 2017
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
Revise this section in future filings to explain in greater depth the impact of tax credits and earnings from non-U.S. lower taxed jurisdictions on your effective tax rate. Discuss the primary taxing jurisdictions where your foreign earnings are derived, the location of tax credits, and the relevant statutory rates in those jurisdictions. Discuss the expiration of, and any uncertainties relating to, the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Response: In future filings we will provide additional disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the effect that the statutory tax rates of the international jurisdictions in which we file tax returns has on our effective tax rate. Although the actual text of the disclosures to be included in future filings will be subject to existing facts and circumstances at the time of the relevant filing, the following illustrates the type of disclosure we contemplate will be included in future filings, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2017:

“We generate substantial earnings from our international operations. Most of the international jurisdictions in which we file tax returns have statutory tax rates that are lower than the United States statutory tax rate; as a result, our consolidated effective income tax rate is substantially below the United States statutory tax rate. The principal international jurisdictions in which the statutory tax rate is lower than the United States statutory tax rate and from which we derive substantial earnings include Ireland, Bermuda, Germany, Italy and China.
We anticipate that, absent changes to either the currently enacted United States tax rates or international statutory tax rates, lower statutory tax rates with respect to our operations in international jurisdictions will continue to significantly reduce our consolidated effective income tax rate below the United States statutory tax rate.”

The Company supplementally advises the staff that we are not the beneficiary of significant tax holidays, tax credits or incentives that contribute to our effective tax rate being lower than the United States statutory tax rate.
Note 13 - Income taxes, page F-36

2.
In your rate reconciliation table, you disclose that international items impacted your tax rate by (27.5%) in the fiscal year ended December 31, 2016. Please quantify and detail for us the nature of the significant components of this item. Describe for us in greater detail the audit resolution related to German tax reserves and clarify if this item is included in the international line item. Refer to ASC 740-10-50-12.

Response: Substantially all of the (27.5%) impact of the international items included in our rate reconciliation table for the fiscal year ended December 31, 2016 is attributable to lower statutory tax rates applicable to our earnings derived from international jurisdictions.

As noted in our response above, because most of the international jurisdictions in which we file tax returns have statutory tax rates that are lower than the United States statutory tax rate, our consolidated effective income tax rate was substantially less than the United States statutory tax rate. In 2016, the lower statutory tax rates accounted for 27.4% of the 27.5% benefit included in the rate reconciliation table within the “Tax effect of international items” line item.

The reduction of Germany tax reserves for the year ended December 31, 2016 resulted from a final audit determination by the German tax authorities that the amount of our tax liability for the tax years 2007 through 2010 was $2.9 million. This was less than the $7.6 million reserve we established with respect to those tax years pursuant to ASC 740-10-25. As a result, we released $4.7 million of the reserve as a reduction to income tax expense.

The reduction to income tax expense related to the conclusion of the German tax audit was not included within the “Tax effect of international items” line item in our rate reconciliation table. Rather, the benefit was included within the “Uncertain tax contingencies” line item, as it represented a reduction in the reserve for uncertain tax contingencies.
Form 10-Q for the Quarterly Period Ended October 1, 2017
Note 3 - Acquisitions; Vascular Solutions page 10

3.	We note that you allocated approximately $259 million and $248 million of the purchase price to customer lists and intellectual property, respectively. Please address the following:

•	Tell us how you determined the fair value of these intangible assets, including the significant assumptions utilized.

•	Explain to us how you determined that a useful life of 25 years was appropriate for the customer lists.

•	Tell us why customer lists are not separately disclosed within your intangible asset table on page 17.

Response: We were assisted in our identification of the intangible assets acquired and calculation of the fair value of the acquired intellectual property and customer relationships (customer lists), as well as in the calculation of the useful life of the customer relationships, by a third party valuation firm.

We preliminarily determined the fair value of the customer relationships, pursuant to ASC 805-20-30, using the excess earnings method, a form of the income approach under which the fair value is estimated as the present value of the benefits anticipated from ownership of the assets in excess of the returns required from investment in contributory assets necessary to realize those benefits. The significant assumptions utilized to value the customer relationships included the projected revenues attributable to Vascular Solutions’ existing customers; the annual customer attrition rate, which was based on Vascular Solutions’ historical customer retention experience; the discount rate, which reflects consideration of the risk of the expected future cash flows, industry rates of return, and a premium for the risk of the customer relationship intangible asset relative to the tangible and other intangible assets; and the tax rates, which were determined based on the acquiring entity’s jurisdiction, the United States. The tax rates were utilized to calculate the after-tax discounted cash flows associated with the benefit anticipated from ownership of the assets as well as the hypothetical tax benefit associated with the amortization of the customer relationship intangible asset.

We preliminarily determined the fair value of the intellectual property, pursuant to ASC 805-20-30, using a relief from royalty method, a form of the income approach under which the fair value is based on the after-tax cost savings resulting from owning the intellectual property rather than paying a licensing royalty. The significant assumptions utilized to value the intellectual property included the projected revenues of each product line utilizing the intellectual property; the hypothetical royalty rates for the intellectual property, which were estimated based on an assessment of the uniqueness of the product, market share, the competitive environment and, to the extent feasible, publicly available royalty rates for technologies deemed to be similar to the intellectual property, as well as an assessment of the importance of the technology relative to other contributory intangible assets; the discount rate, which reflects consideration of the risk of the expected future cash flows, industry rates of return, and a premium for the risk of the intellectual property intangible asset relative to the tangible and other intangible assets; and the tax rates, which were determined based on the acquiring entity’s jurisdiction, the United States. The tax rates were utilized to calculate the after-tax discounted cash flows associated with the savings resulting from owning the intellectual property as well as the hypothetical tax benefit associated with the amortization of the intellectual property intangible asset.

We preliminarily determined the 25 year useful life of the customer relationships based on our consideration of the pertinent factors outlined in ASC 350-30-35-3 including consideration of the historical annual attrition rates experienced by Vascular Solutions.

The customer lists are disclosed within our intangible asset table on page 17 under the line item entitled “customer relationships.” In future filings, we will consistently apply the term “customer relationships” throughout our financial disclosures, including those that currently use the term “customer lists.”

If you have any questions or additional comments, please contact the undersigned at (610) 225-6810.

Sincerely,

/s/ Thomas E. Powell

Thomas E. Powell
Executive Vice President and
Chief Financial Officer